CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Complete and partial portfolio holdings – arrangements to disclose to service providers and fiduciaries” and “Independent registered public accounting firm” in the Registration Statement, dated August 25, 2026, and included in this Amendment No. 107 to the Registration Statement (Form N-1A, File No. 811-08767) of UBS Series Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated June 24, 2026, with respect to the financial statements and financial highlights of Limited Purpose Cash Investment Fund (one of the funds constituting UBS Series Funds) included in the Annual Financial Statements (Form N-CSR) for the year ended April 30, 2026, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

August 25, 2026